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Pricing Supplement No. G5 To the Product Supplement No. G-I dated March 25, 2009, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-158199-10 April 24, 2009

$1,300,000 ProNotes due April 30, 2014 Linked to the HS Market Neutral Index Powered by HOLT®

General

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The securities are 100% principal protected at maturity, subject to the credit of the Issuer, and are designed for investors who seek a return at maturity linked to the appreciation of the HS Market Neutral Index Powered by HOLT. Investors should be willing to forgo interest and dividend payments.

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Senior unsecured obligations of Credit Suisse, acting through its Nassau Branch, maturing April 30, 2014†.

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Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples in excess thereof.

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The securities priced on April 24, 2009 (the "Trade Date") and are expected to settle on April 30, 2009. Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

Key Terms

Issuer:	Credit Suisse, acting through its Nassau Branch (Standard & Poor's A+, Moody's Aa1)††
Underlying:
The HS Market Neutral Index Powered by HOLT (the "Market Neutral Index" or "Underlying"). For more information on the Underlying, see "The HS Market Neutral Index Powered by HOLT" in this pricing supplement.
Principal Protection:	100% of the principal amount at maturity, subject to the credit of the Issuer.
Participation Rate:	108%
Redemption Amount:	At maturity, you will receive a Redemption Amount in cash that will equal the principal amount of the securities that you hold multiplied by the sum of 1 plus the Underlying Return.
Underlying Return:	The Underlying Return is expressed as a percentage and is calculated as follows:
	•	If the Final Level is greater than the Initial Level, the Underlying Return will equal:
	108% x	Final Level – Initial Level Initial Level
	•	If the Final Level is less than or equal to the Initial Level, the Underlying Return will equal zero.
Accordingly, if the Final Level is less than or equal to the Initial Level, you will receive only your principal amount at maturity.
Initial Level:	327.23
Final Level:	The closing level of the Underlying on the Valuation Date.
Valuation Date†:	April 24, 2014
Maturity Date†:	April 30, 2014
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	22546EHC1

†    Subject to postponement in the event of a market disruption event as described in the accompanying product supplement under "Description of the Securities—Market disruption events."

††    A credit rating is not a recommendation to buy, sell, or hold the securities, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to securities issued by Credit Suisse does not enhance, affect or address the likely performance of the securities other than the ability of the Issuer to meet its obligations.

Investing in the securities involves a number of risks. See "Selected Risk Considerations" beginning on page 3 of this pricing supplement and "Risk Factors" beginning on page PS-3 of the accompanying product supplement.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. You should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer

Per security	$1,000	$40	$960

Total	$1,300,000	$52,000	$1,248,000

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction. In addition, the securities are not guaranteed under the FDIC's Temporary Liquidity Guarantee Program.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee

Notes	$1,300,000	$72.54

Credit Suisse

April 24, 2009

Additional Terms Specific to the Securities

You should read this pricing supplement together with the product supplement dated March 25, 2009, prospectus supplement dated March 25, 2009 and prospectus dated March 25, 2009, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

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  Product supplement No. G-I dated March 25, 2009:

    http://www.sec.gov/Archives/edgar/data/1053092/000104746909003140/a2191821z424b2.htm

  •
  Prospectus supplement dated March 25, 2009:

    http://www.sec.gov/Archives/edgar/data/1053092/000104746909003093/a2191799z424b2.htm

  •
  Prospectus dated March 25, 2009:

    http://www.sec.gov/Archives/edgar/data/1053092/000104746909003289/a2191966z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" in this pricing supplement and "Risk Factors" in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

Hypothetical Redemption Amounts at Maturity for Each $1,000 Principal Amount

The table below illustrates the hypothetical Redemption Amounts at maturity for a $1,000 security for a hypothetical range of performance for the Underlying from +100% to -100%. The hypothetical Redemption Amounts set forth below assume an Initial Level of 330 and reflect the Participation Rate of 108%. The hypothetical Redemption Amounts set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the securities. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Percentage Change in Reference Index Level	Index Return	Redemption Amount
660.00	100.00%	108.00%	$2,080.00
627.00	90.00%	97.20%	$1,972.00
594.00	80.00%	86.40%	$1,864.00
561.00	70.00%	75.60%	$1,756.00
528.00	60.00%	64.80%	$1,648.00
495.00	50.00%	54.00%	$1,540.00
462.00	40.00%	43.20%	$1,432.00
429.00	30.00%	32.40%	$1,324.00
396.00	20.00%	21.60%	$1,216.00
363.00	10.00%	10.80%	$1,108.00
346.50	5.00%	5.40%	$1,054.00
330.00	0.00%	0.00%	$1,000.00
313.50	-5.00%	0.00%	$1,000.00
297.00	-10.00%	0.00%	$1,000.00
264.00	-20.00%	0.00%	$1,000.00
231.00	-30.00%	0.00%	$1,000.00
198.00	-40.00%	0.00%	$1,000.00
165.00	-50.00%	0.00%	$1,000.00
132.00	-60.00%	0.00%	$1,000.00
99.00	-70.00%	0.00%	$1,000.00
66.00	-80.00%	0.00%	$1,000.00
33.00	-90.00%	0.00%	$1,000.00
0.00	-100.00%	0.00%	$1,000.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the Redemption Amounts set forth in the table above are calculated.

Example 1: The Final Level is 429, an increase of 30% from the Initial Level. The determination of the Redemption Amount when the Final Level is greater than the Initial Level is as follows:

  Underlying Return = 108% × [(429 - 330)/330] = 32.40%
  Redemption Amount = Principal × (1 + Underlying Return)
  Redemption Amount = $1,000 × 1.324
  Redemption Amount = $1,324.00

In this example, at maturity you would receive a Redemption Amount equal to $1,324 per $1,000 principal amount of securities based on a return linked to the appreciation in the level of the Underlying.

Example 2: The Final Level is 330, equal to the Initial Level. Because the Final Level is equal to the Initial Level, at maturity you would receive a Redemption Amount equal to $1,000 per $1,000 principal amount of securities.

Example 3: The Final Level is 165, a decrease of 50% from the Initial Level. Because the Final Level is less than the Initial Level, at maturity you would receive a Redemption Amount equal to $1,000 per $1,000 principal amount of securities even though there has been a decline in the level of the Underlying.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlying. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

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  THE SECURITIES DO NOT PAY INTEREST – We will not pay interest on the securities. You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the Redemption Amount at maturity is based on the performance of the Underlying. If the Final Level depreciates relative to the Initial Level at maturity, you will receive only your principal amount of securities at maturity, subject to our ability to pay our obligations as they become due. The return on these securities may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

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  THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE – Although the return on the securities will be based on the performance of the Underlying, the payment of any amount due on the securities is subject to the credit risk of Credit Suisse. Investors are dependant on our ability to pay all amounts due on the securities, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. In addition, any decline in our credit ratings or any increase in our credit spreads is likely to adversely affect the market value of the securities prior to maturity.

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  THE LEVEL OF THE MARKET NEUTRAL INDEX IS BASED ON THE RELATIVE PERFORMANCE OF ITS CONSTITUENT SUB-INDICES – The Market Neutral Index reflects the difference in return between two equally weighted constituent sub-indices, the Long Index and the Short Index. If the Short Index outperforms the Long Index or the Long Index does not outperform the Short Index by an amount sufficient to offset the borrow cost associated with borrowing the component stocks of the Short Index in the market (the "borrow cost"), the value of the Market Neutral Index will decrease. This will be true regardless of the performance of each sub-index in absolute terms. Any potential increase in the level of the Market Neutral Index attributable to an increase in the level of the Long Index may be offset or negated entirely by increases in the level of the Short Index. Therefore, an increase in the level of the Short Index cannot in any way contribute to the appreciation of the Market Neutral Index, and even a decline in the level of the Short Index may not result in an increase in the level of the Market Neutral Index unless the Long Index outperforms the Short Index by an amount sufficient to offset the borrow cost. For further information, please see "The HS Market Neutral Index Powered by HOLT" below.

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  NON-U.S. SECURITIES MARKETS RISKS – The stocks that comprise the Market Neutral Index are selected from a universe that includes non-U.S. issuers. An investment in the securities involves considerations that may not be associated with a security linked to indices based on the stocks of U.S. issuers. These considerations relate to foreign market factors generally and may include, for example, different accounting requirements and regulations, different securities trading rules and conventions and different and, in some cases, more adverse, economic environments.

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  CURRENCY EXCHANGE RISK – Although some of the component stocks that comprise the Market Neutral Index are traded in currencies other than U.S. dollars, the Market Neutral Index will be calculated and the securities are denominated in U.S. dollars. The amounts payable on the securities at maturity will not be adjusted for changes in the exchange rate between U.S. dollars and each of the currencies in which the component stocks of the Market Neutral Index are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect your return. Of particular importance to currency exchange rate risk are: existing and expected rates of inflation; existing and expected interest rate levels; the balance of payments; and the extent of governmental surpluses or deficits in the relevant foreign countries and the United States. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries represented in the Market Neutral Index, the United States and other countries important to international trade and finance.

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  ADJUSTMENTS TO THE MARKET NEUTRAL INDEX COULD ADVERSELY AFFECT THE SECURITIES – The Index Calculation Agent for the Market Neutral Index is responsible for calculating and maintaining the Market Neutral Index based on the methodology developed by the Index Creator. The Market Neutral Index is rebalanced quarterly based on the scoring methodology developed by HOLT. The Index Creator and HOLT can make methodological changes that could change the value of the Market Neutral Index at any time. The Index Creator, HOLT or the Index Calculation Agent for the Market Neutral Index may discontinue or suspend calculation or dissemination of the Market Neutral Index. If one or more of these events occurs, the calculation of the redemption amount at maturity will be adjusted to reflect such event or events. Please refer to "Description of the Securities—Adjustments to the calculation of the reference indices" in the accompanying product supplement. Consequently, any of these actions could adversely affect the Redemption Amount at maturity and/or the market value of the securities.

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  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY – While the payment at maturity described in this pricing supplement is based on the full principal amount of your securities, the original issue price of the securities includes the agent's commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

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  NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the stocks that comprise the Underlying.

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  LACK OF LIQUIDITY – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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  POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities, and Credit Suisse Securities (Europe) Limited is the Index Creator. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

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  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES – In addition to the level of the Underlying on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    o
    the expected volatility of the Underlying;

    o
    the time to maturity of the securities;

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    the dividend rate on the stocks comprising the Underlying;

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    interest and yield rates in the market generally;

    o
    geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the stocks comprising the Underlying or stock markets generally and which may affect the level of the Underlying; and

    o
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

    Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities (including on the Valuation Date) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the securities at maturity. For further information, please refer to "Use of Proceeds and Hedging" in the accompanying product supplement.

The HS Market Neutral Index Powered by HOLT®

The HS Market Neutral Index Powered by HOLT reflects the difference in return between two equally weighted constituent sub-indices, the Long Total Return Index (the "Long Index"), and the Short Total Return Index (the "Short Index"). We refer to the Long Index and the Short Index together as the sub-indices. Each sub-index contains approximately 75 component stocks, which number can vary from period to period due to the way the stocks in the sub-indices are selected (as discussed below). The number of stocks in the Short Index will always equal the number of stocks in the Long Index. The Market Neutral Index is calculated on an end-of-day basis, based on the closing prices of the component stocks of the sub-indices converted into U.S. dollars using the WM closing spot rates as reported by Reuters (as discussed below).

The rules for constructing, rebalancing and calculating the Index were developed by Credit Suisse Securities (Europe) Limited (the "Index Creator"). The daily closing value of the Index is calculated and published by Standard & Poor's (the "Index Calculation Agent") based on the rules developed by the Index Creator. The Index began publication in September 2007.

Selection of the Component Stocks

The Market Neutral Index includes stocks from companies which are listed on a regulated stock exchange in the United States or Canada (hereafter referred to as North America), or in the United Kingdom, France, Germany, Italy, Netherlands or Spain (hereafter referred to as Europe), or in Japan.

Each quarter, a universe of 750 stocks consisting of the top 275 North American stocks by market capitalization, the top 300 European stocks by market capitalization and liquidity and the top 175 Japanese stocks by market capitalization is identified from the HOLT database, which currently includes some 20,000 stocks globally. The HOLT scoring methodology, which is further discussed below, is used to rank such 750 stocks so that the top 75 stocks will comprise the Long Index and the bottom 75 stocks will comprise the Short Index for that period, subject to region and sector neutrality. In order to qualify for inclusion in the Long Index, stocks are evaluated based on the following criteria according to the HOLT scoring model: they must (i) be undervalued; (ii) have positive stock market momentum; and (iii) display positive corporate performance. In order to qualify for inclusion in the Short Index, stocks are evaluated on the following overall criteria according to the HOLT scoring model: they must (i) be overvalued; (ii) have negative stock market momentum; and (iii) display negative corporate performance. The stocks that most closely match these criteria using the HOLT scoring model become constituents of the Long Index and the Short Index, respectively, as further described below.

The Market Neutral Index is rebalanced every last Monday of February, May, August and November of each year (a "Quarterly Rebalancing Date") and any rebalancing adjustments in stock weightings and constituents resulting from such process are effected on the fifth weekday in March, June, September and December of each year, respectively (a "Quarterly Rebalancing Effective Date").

Regions

There are five regions defined for the purpose of region and currency neutrality within the Market Neutral Index: (i) the United States; (ii) Canada; (iii) the United Kingdom; (iv) the Eurozone (consisting of France, Germany, Italy, Netherlands and Spain); and (v) Japan.

Sectors

There are ten sectors defined for the purpose of sector neutrality within the Market Neutral Index. These sectors are defined as per the Global Industry Classification System ("GICS®") and are: (i) Energy; (ii) Materials; (iii) Industrials; (iv) Consumer Discretionary; (v) Consumer Staples; (vi) Health Care; (vii) Financials; (viii) Information Technology; (ix) Telecommunication Services; and (x) Utilities.

Selection

On each Quarterly Rebalancing Date, the component stocks for the Market Neutral Index are selected according to the following procedure:

  (a)
  Each company within the eligible universe is allocated to a region and sector bucket. Each bucket will contain all companies from that particular region and sector, for example one bucket will contain all Energy companies from the United States. The total possible number of buckets is 50 (because there are five regions and ten sectors).

  (b)
  All region and sector buckets containing 3 or fewer companies will be identified. The companies in these buckets will not qualify for inclusion in the Market Neutral Index and will be removed from the selection process.

  (c)
  Within each of the remaining region and sector buckets, the companies will be ranked according to their HOLT score. Each company is then assigned a proportion rank within its region and sector bucket which is calculated as r - 0.5/w where "r" is the company's rank (1 being the highest) and "w" is the total number of companies within that region and sector bucket.

  (d)
  The region and sector buckets are then combined into ten sector buckets, such that each of the new buckets will contain all companies from that particular sector (for example one bucket will contain all Energy companies, irrespective of region).

  (e)
  Within each of the ten sector buckets, the companies will be ranked according to their HOLT score. Each company is then assigned a proportion rank within its sector bucket which is calculated as r - 0.5/w where "r" is the company's rank (1 being the highest) and "w" is the total number of companies within that sector bucket.

  (f)
  Long Index:    The stocks of those companies with a proportion rank within their sector bucket of less than or equal to 10% and with a proportion rank within their region and sector bucket of less than or equal to 34% will be included in the Long Index, subject to paragraphs (g) and (h).

  (g)
  So that the performance of the Market Neutral Index is not negatively affected by price disruptions due to a lack of liquidity, those stocks which have an average trading volume of less than U.S. $10 million per day over the last six month period, as determined by or on behalf of the Index Creator, will be excluded from the Long Index.

  (h)
  Any companies whose stocks are not freely tradable (because the equity and/or foreign exchange market is not free and well developed) may be excluded at the discretion of the Index Creator.

  (i)
  If a candidate stock for the Long Index is excluded per paragraph (g) or (h) above, it will be replaced by the stock of the next highest-ranking company within the same sector bucket that is not already included in the Long Index, as long as its proportion rank within the region and sector bucket is less than or equal to 34% and subject to paragraphs (g) and (h). If there is no stock that satisfies these criteria, the stock which is excluded will not be replaced in the Long Index.

  (j)
  Short Index:    Once the composition of the Long Index has been determined, the number of stocks in each region and sector bucket is known. For each region and sector bucket, the stocks of the companies with the lowest rankings will be selected for inclusion in the Short Index, starting from the lowest, until as many stocks have been selected as there are stocks in the Long Index for that specific region and sector bucket, subject to paragraphs (h) and (k). This is done in an effort to maintain sector and region neutrality.

  (k)
  Stocks which are difficult to borrow in the market, as determined by or on behalf of the Index Creator, will be excluded from the Short Index. Difficult to borrow stocks include stocks with availability below U.S. $30 million in the market or stocks which are highly sought after in the market by borrowers due to the expectation of an event based on public information that is likely to affect availability.

  (l)
  If a candidate stock for the Short Index is excluded per paragraph (h) or (k), it will be replaced by the stock of the next lowest- ranking company within the same region and sector bucket that is not already included in the Short Index, as long as its proportion rank within the region and sector bucket is greater than or equal to 66% and subject to paragraphs (h) and (k). If there is no stock that satisfies these criteria, the stock which is excluded will not be replaced in the Short Index and the stock of the company with the lowest rank in the same region and sector bucket in the Long Index will be excluded from the Long Index, in order to maintain region and sector neutrality.

  (m)
  If two stocks are equally ranked, the stock with the higher market capitalisation will be deemed to have the higher rank unless both stocks have a proportion rank in their region and sector bucket greater than 50%, in which case the stock with the lower market capitalisation will be deemed to have the higher rank.

  (n)
  If a stock has several listings or different share classes outstanding, the Index Creator has discretion as to which stock and/or listing is considered, bearing in mind among other factors the liquidity of the stocks. Normally, the primary listing will be considered. In exceptional cases an ADR or GDR can be included, particularly if the ADR or GDR is more liquid than the related stocks. For the purpose of this description, the term "stocks" will be interpreted to include such securities.

  (o)
  The procedure described in paragraphs (a) to (c) is carried out on every Monday to create a selection list. The selection list indicates possible changes in the composition of the Market Neutral Index at the next rebalancing.

Calculation of the Market Neutral Index

The Market Neutral Index is calculated on an end-of-day basis, based on the closing prices on the applicable exchanges of the component stocks of the sub-indices. Such closing prices are converted into U.S. dollars using the WM closing spot rates as reported by Reuters. WM closing spot rates are rates calculated by The WM Company at 4:00 pm U.K. time on each trading day based on (i) actual traded rates on the Reuters Dealing 2000-2 network and (ii) rates contributed to Reuters by other leading market participants. The WM Company applies proprietary algorithms to those rates to produce independent rates for 156 currencies. The WM closing spot rates are published at around 4:15 pm U.K. time on each trading day.

For calculation purposes the Market Neutral Index closes at 5 p.m. New York time and its closing value is disseminated by 6.30 p.m. New York time.

The Market Neutral Index is calculated according to the following formula:

where:

Indext =	Value of the Market Neutral Index at time t
IndexRD =	Value of the Market Neutral Index on the last weekday before the immediately preceding Quarterly Rebalancing Effective Date
Long Total Return Indext =	Value of the Long Total Return Index at time t
Short Total Return Indext =	Value of the Short Total Return Index at time t
Long Total ReturnRD =	Value of the Long Total Return Index on the last weekday before the immediately preceding Quarterly Rebalancing Effective Date
Short Total Return IndexRD =	Value of the Short Total Return Index on the last weekday before the immediately preceding Quarterly Rebalancing Effective Date
Borrow Costt =	Annualized borrow cost at time t
tRD =	The number of calendar days from (but excluding) the last weekday before the immediately preceding Quarterly Rebalancing Effective Date to (and including) time t

On each Quarterly Rebalancing Date, the Index Creator determines the borrow cost for that period (from the corresponding Quarterly Rebalancing Effective Date until the next Quarterly Rebalancing Effective Date), based on the cost of borrowing the stocks in the Short Index in the market. The borrow cost will then be fixed for that period.

The Long Total Return Index and the Short Total Return Index are based on a Long Price Index and Short Price Index, respectively, with dividends being reinvested on a daily basis (i.e., daily compounding).

The closing value of the Long Price Index is equal to the quotient of the sum of the products of the closing price of each component stock of the Long Index multiplied by the respective number of shares of such component stock in the Long Index divided by a divisor. Similarly, the closing value of the Short Price Index is equal to the quotient of the sum of the products of the closing price of each component stock of the Short Index multiplied by the respective number of shares of such component stock in the Short Index divided by a divisor.

For purposes of calculating the Long Total Return Index, net dividends are accounted for by reinvesting them on a daily basis. For purposes of calculating the Short Total Return Index, gross dividends are accounted for by reinvesting them on a daily basis. The ex-dividend date is used to determine the total daily dividends for each day. Special dividends require an index divisor adjustment (as described below) to prevent such distributions from distorting the Market Neutral Index.

As long as at least one component stock included in the Market Neutral Index is being traded on a weekday, a value for the Market Neutral Index is calculated for that day. The closing value of the Market Neutral Index is published by the Index Calculation Agent by 6:30 p.m., New York time, on any day on which a value is calculated. Values for Market Neutral Index are rounded to 12 decimals, but will be rounded out to 6 when published. Divisors will go out to 10 decimals, but will be rounded out to 6 when published. The Index Calculation Agent retains the right to delay publication of the values of the Market Neutral Index, or to suspend or discontinue publication of such values, if it believes that there exist circumstances preventing the correct calculation of the Market Neutral Index.

Operational Adjustments of the Market Neutral Index

In addition to the quarterly rebalancing, the Market Neutral Index is continually reviewed for changes, or operational adjustments, to its composition necessitated by extraordinary corporate actions, including mergers, takeovers, spin-offs, delistings and bankruptcy filings, involving component companies. Component changes may occur between quarterly review periods if a specific corporate event makes an existing component ineligible. The following events may require a component's replacement:

Event	Action
Merger or acquisition	If a merger or acquisition results in one component absorbing another, the resulting company will remain a component and the absorbed company and its pair (as discussed below) will be removed. If a non-component company absorbs a component company, the original component and its pair (as discussed below) will be removed.
Spin-off	If a component company splits or spins off a portion of its business to form one or more new companies, the resulting company with the highest market value will remain a component.
Bankruptcy
A component company and its pair (as discussed below) will be removed immediately after bankruptcy filing. Exceptions are made on a case-by-case basis. For example, a security might not be removed immediately when a bankruptcy filing is not a result of operating or financial difficulties.
Delisting	A component company and its pair (as discussed below) will be removed immediately after being delisted from its primary market.

When a component is removed from the Long Index due to a specific corporate event making it ineligible (as discussed above), its pair, the highest-ranked constituent in the same region and sector bucket in the Short Index according to the most recent selection list, is also removed in order to maintain region and sector neutrality. Similarly, when a component is removed from the Short Index due to a specific corporate event making it ineligible (as discussed above), its pair, the lowest-ranked constituent in the same region and sector bucket in the Long Index according to the most recent selection list, is also removed in order to maintain region and sector neutrality. Changes generally are effective immediately; i.e., on the same day the corporate action becomes effective (the ex-date). The Index Calculation Agent will, where possible, give the Index Creator at least two business days' notice of any interim constituent change.

Changes to the composition of the Market Neutral Index due to corporate actions or component eligibility changes may require adjustments to the Long Index divisor or the Short Index divisor or to the allocated number of shares, as follows:

Component change	Adjustment
Component Removal	When a component and its pair are removed from the Market Neutral Index, the proceeds from the component being removed from the Long Index will be reinvested into the Long Index and the proceeds from the component being removed from the Short Index will be reinvested into the Short Index. This requires a divisor change for both the Long Index and the Short Index.
Spin-off	Subtract the following from the price of the parent company:
Spinoff stock price Share exhange ratio
Adjust the number of shares such that the component's weighting is not changed as a result of the spin-off. (No divisor change)
If a company being spun off is only trading on a "when-issued" basis, the "when-issued" price will be used to adjust the parent company's closing price.
Special Cash Dividend
Price of stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before ex-date. A divisor adjustment is made for the relevant sub-index (Long Index or Short Index) to ensure the levels of the Market Neutral Index before and after the price adjustment are equal.
Stock Split	In the event of a stock split the number of shares in the stock concerned will be multiplied by the factor used for the split at that time. (No divisor change)
Stock Dividend	Stock dividends are treated in the same way as stock splits.

Component change	Adjustment
Rights Offering	Subtract the following from the price of the parent company:
Price of rights Rights ratio
Adjust the number of shares such that the component's weighting is not changed as a result of the rights offering. (No divisor change)

Divisor changes are usually made on the date the corporate action becomes effective, based on the closing prices the last business day before.

The HOLT® Scoring Methodology

The HOLT scoring methodology attempts to identify stocks that satisfy corporate performance, momentum, and valuation characteristics measured objectively by converting a company's accounting data into cash flows, as measured by HOLT's proprietary CFROI® metric. This allows comparisons among companies across sectors, regions and over time. The HOLT scoring methodology is applied in a consistent manner to all stocks in the eligible universe.

Pursuant to the HOLT scoring methodology, companies are scored in three categories: Operational Performance, Momentum and Valuation. Scores in each category are determined on the basis of a neutral application of several objective metrics that are intended to permit comparisons of companies' relative performance on measures relevant to that category. The HOLT scoring methodology is not intended to predict the future market or financial performance of any company (either in absolute terms or relative to other companies) nor is the ranking of each company intended to serve as a qualitative ordering of each company in relation to other companies in the eligible universe.

The Operational Performance category is intended to identify companies which display corporate performance characteristics, such as profitability and management skill. The Valuation category is intended to identify stocks that are attractively valued according to several metrics, including the HOLT discounted cash flow model. The Momentum category is intended to identify companies that are gaining from positive market sentiment. The HOLT scoring methodology assigns a score from 1 to 5 (with 5 being the best) to each company for each variable within a category based on the company's rank relative to all companies in the eligible universe. The HOLT scoring methodology computes a weighted average of the scores for each variable within each category to arrive at a category score. The HOLT scoring methodology then computes an average overall score using the category scores. Each category is weighted approximately equally.

To determine the scores for each category, HOLT relies on data from the financial statements of the company to compute several variables reflective of that category. The variables in the Operational Performance category currently include a CFROI measurement, a Managing for Value measurement and a Change in Value Creation measurement. As discussed below in "—The CFROI Valuation Methodology," CFROI is intended to measure profitability by looking at the ratio of gross cash flow to gross investments, while accounting for a company's mix of depreciating and non-depreciating assets. Managing for Value is intended to measure management skill by comparing profitability (as measured by CFROI) to asset growth over the most recent three-year period. Change in Value Creation is intended to measure the change in economic profit, as indicated by a company's CFROI and mix of assets, over the most recent two-year period.

The variables in the Momentum category currently include a CFROI Key Momentum measurement, a Price Momentum measurement and a Daily Liquidity Average measurement. CFROI Key Momentum measures the change in CFROI over a thirteen-week period resulting from revisions in the consensus analysts' estimates of a company's earnings. Price Momentum measures the increase in market value of the company's stock over a two-year period. Daily Liquidity Average measures the cash value of the average trading volume of a company's stock, adjusted for market capitalization. The variables in the Valuation category currently include a Percent to Best measurement, an Economic Price to Earnings measurement, a Dividend Yield measurement and a Value to Cost measurement. Percent to Best measures the difference between the company's trading price and its "warranted price," as measured by the Credit Suisse HOLT CFROI Valuation Methodology (as described below). Economic Price to Earnings measures the ratio of the total market value of a company's debt and equity securities to its earnings, determined using CFROI metrics. Dividend Yield measures a company's dividend yield based on analysts' estimates. Value to Cost measures the ratio of the total market value of a company's debt and equity securities to its net assets.

The CFROI Valuation Methodology

The HOLT scoring methodology relies on the Credit Suisse HOLT CFROI Valuation Methodology (the "CFROI Valuation Methodology"). The CFROI Valuation Methodology represents a type of discounted cash flow model used to value companies. The CFROI metric result is intended to approximate the economic return produced by a company's projects and contains four major components: inflation-adjusted gross cash flow, inflation-adjusted gross investment, asset life and non-depreciating assets. The CFROI metric result is calculated in two steps: first, HOLT measures the inflation-adjusted gross cash flows available to all capital owners in a company as compared to the inflation-adjusted gross investment made by the capital owners. HOLT then translates this ratio of gross cash flow to gross investment into an internal rate of return by recognizing the finite economic life of depreciating assets and the residual value of non-depreciating assets.

Inflation-Adjusted Gross Cash Flow

Inflation-adjusted gross cash flow is derived from net income (before extraordinary items), which is adjusted in the HOLT scoring methodology as follows: depreciation and amortization are added back to net income because they represent non-cash expenditures. Interest expense and minority interest expense are added back to net income because the CFROI metric measures the return available to all providers of capital, not just equity holders. Research and development and rental expenses are added back to net income because the HOLT framework considers these items as capital investments, similar to capital expenditures. Equity method investment income is subtracted from net income. Other adjustments to net income include a net pension cash flow adjustment, a last-in-first-out (LIFO) charge to first-in-first-out (FIFO) method inventories, monetary holding gains/losses, and an equity method investment income adjustment.

Inflation-Adjusted Gross Investment

Inflation-adjusted gross investment begins with the assets recorded on a company's balance sheet. A number of adjustments are made in order to capture the total amount of gross operating investment employed in the generation of future cash flow. First, accumulated depreciation is added back to book assets because depreciation could understate the economic value of the underlying assets. An inflation adjustment is added to gross plant assets to ensure that inflation-adjusted gross investment and gross cash flow are measured in dollars having the same purchasing power. Operating leases are added to gross operating investment because HOLT views the decision to lease or own property as a financing decision rather than an operating decision. Capitalizing leases ensures that the value of all property plant and equipment is included in inflation-adjusted gross investment, regardless of the method of financing. Research and development expense is capitalized and included in inflation-adjusted gross investment because the value derived from these expenditures extends beyond the year in which the expenditure is made. A LIFO inventory reserve is added to LIFO method inventories to ensure that the dollar value of inventory included in inflation-adjusted gross investment is stated in the same units of purchasing power as gross cash flow. Several items, including equity method investments, pension assets, goodwill, and non-debt monetary liabilities and deferred taxes are removed from the company's gross assets because they are non-operating items.

Non-Depreciating Assets

The generation of cash flows causes some assets, such as plant and equipment, to depreciate in value. The value of other assets, such as cash, land, or accounts receivable, is not impacted by their use in the cash flow generation process. Assets that are included in inflation-adjusted gross investment but do not depreciate because they are used to generate future cash flows are categorized as non-depreciating assets. These assets include net monetary assets, inflation adjusted land and improvements, non-equity method investments, inventory (including LIFO inventory reserve), and other long-term assets less pension assets.

Asset Life

A company's asset life is the average economic life (in years) of the depreciating assets of the company. In general, gross plant life and capitalized operating lease life is computed by dividing the reported gross plant by the reported depreciation expense. Research and development life is assigned systematically to all firms based on the GICS® industry in which the company operates. Some companies report depreciation expense on methods other than straight-line depreciation. In countries where this is the general accounting practice, gross plant life is computed as a weighted average life based on the break-out of the plant account available in the financial statements. Each plant account type is assigned a life based on the economics of the GICS® industry within which the company operates.

Any changes to the CFROI Valuation Methodology are made on all companies within a given industry or region after being approved by a committee made up of senior HOLT staff and internal accounting experts. More information regarding HOLT and the CFROI Valuation Methodology can be found at www.csfb.com/institutional/csfb_holt. (Reference to this URL is made as an inactive textual reference for informational purposes only. Neither it nor other information found at this website is incorporated by reference into this pricing supplement.)

Historical Information

The following graphs set forth performance of the HS Market Neutral Index Powered by HOLT. The first graph illustrates the performance of the Underlying from January 1, 2004 through September 27, 2007 calculated on a retrospective basis. The second graph illustrates the actual performance of the Underlying since its inception on September 28, 2007 to April 24, 2009. The closing level of the Underlying on April 24, 2009 was 327.23. We obtained the closing levels below from Bloomberg.

Because the Underlying was created only on September 28, 2007, the Index Calculation Agent has retrospectively calculated the levels of the Underlying based on actual historical values on all dates prior to September 28, 2007 using the same methodology described above. All prospective investors should be aware that no actual investment that allowed a tracking of the performance of the Underlying was possible at any time prior to September 28, 2007.

The historical levels of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Underlying on any trading day during the term of the securities, including on the Valuation Date. We cannot give you assurance that the performance of the Underlying will result in any return in excess of your principal amount.

Retrospective Calculation of Performance of the
HS Market Neutral Index from January 1, 2004 –
September 27, 2007

Historical Performance of the HS Market Neutral
Index from September 27, 2007 – April 24, 2009

Certain United States Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"), and who purchase the securities at the "issue price" of the securities (as described below). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

  •
  a financial institution,

  •
  a mutual fund,

  •
  a tax-exempt organization,

  •
  a grantor trust,

  •
  certain U.S. expatriates,

  •
  an insurance company,

  •
  a dealer or trader in securities or foreign currencies,

  •
  a person (including traders in securities) using a mark-to-market method of accounting,

  •
  a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

  •
  an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the "IRS") has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities

We will treat the securities as indebtedness that is subject to the regulations governing contingent payment debt instruments (the "Contingent Debt Obligations") in the manner described below. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the securities, you, agree to treat your securities for all tax purposes in accordance with such characterization, and the balance of this discussion assumes that the securities will be so treated and does not address any possible differing treatments of the securities. However, no rulings have been sought from the IRS or a court with respect to any of the tax consequences discussed below. Accordingly, no assurance can be given that the IRS or a court will agree with the treatment described herein. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the securities. For example, the IRS could assert that each reconstitution or rebalancing (collectively, "Rebalancing") of the Underlying constitutes a taxable event to you. If the IRS were to prevail in treating each Rebalancing of the Underlying as a taxable event, you would recognize capital gain and, possibly, loss on the securities on the date of each Rebalancing to the extent of the difference between the fair market value of the securities and your adjusted basis in the securities at that time. Such gain or loss generally would be short-term capital gain or loss. Holders should consult their tax advisors concerning the tax treatment of holding the securities.

U.S. Holders

For purposes of this discussion, the term "U.S. Holder," for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax advisor regarding the tax consequences to you from the partnership's purchase, ownership and disposition of the securities.

Under the Contingent Debt Regulations, actual cash payments on the securities, if any, will not be reported separately as taxable income, but will be taken into account under such regulations. As discussed more fully below, the effect of these Contingent Debt Regulations will be to:

  •
  require you, regardless of your usual method of tax accounting, to use the accrual method with respect to the securities;

  •
  require you to accrue original issue discount at the comparable yield (as described below); and

  •
  generally result in ordinary rather than capital treatment of any gain and to some extent loss, on the sale, exchange, repurchase, or redemption of the securities.

You will be required to accrue an amount of original issue discount for U.S. federal income tax purposes, for each accrual period prior to and including the Maturity Date of the securities, that equals:

  •
  the product of (i) the adjusted issue price (as defined below) of the securities as of the beginning of the accrual period and (ii) the comparable yield to maturity (as defined below) of the securities, adjusted for the length of the accrual period;

  •
  divided by the number of days in the accrual period; and

  •
  multiplied by the number of days during the accrual period that you held the securities.

The "issue price" of a security will be the first price at which a substantial amount of the securities is sold to the public, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a security will be its issue price increased by any original issue discount previously accrued, determined without regard to any adjustments to original issue discount accruals described below and decreased by the projected amounts of any payments previously made with respect to the securities (although, as indicated below, no amount is (for federal income tax purposes) projected to be paid prior to the Maturity Date).

Under the Contingent Debt Regulations, you will be required to include original issue discount in income each year, regardless of your usual method of tax accounting, based on the comparable yield of the securities. We have determined the comparable yield of the securities based on the rate, as of the initial issue date, at which we would issue a fixed rate debt instrument with no contingent payments but with terms and conditions similar to the securities. Accordingly, we have determined that the comparable yield is an annual rate of 4.2324%, compounded semi-annually.

We are required to furnish to you the comparable yield and solely for tax purposes, a projected payment schedule that estimates the amount and timing of contingent interest payments (generally the redemption amount in excess of par paid upon the Maturity Date). For purposes of this determination—and only for purposes of this determination, which is required for federal income tax purposes—we have assumed that the securities will not be called and will be held until the Maturity Date. Accordingly, the projected payment schedule attached as Exhibit A indicates that you will receive no interest until the Maturity Date, at which time the projected payment amount includes $302,995 of interest on the aggregate principal amount. For U.S. federal income tax purposes, you must use the comparable yield and the schedule of projected payments in determining your original issue discount accruals (and the adjustments thereto described below) in respect of the securities, unless you timely disclose and justify the use of a different comparable yield and projected payment schedule to the IRS.

The comparable yield and the projected payment schedule are provided solely for the U.S. federal income tax treatment of the securities and do not constitute a projection or representation regarding the actual amount of the payments on a security.

If the actual contingent payment received on the Maturity Date differs from the projected payment, adjustments will be made for the difference. If such payment exceeds the projected payment, you will incur a positive adjustment equal to the amount of such excess. Such positive adjustment will be treated as additional original issue discount in such taxable year. If, however, such payment is less than the amount of the projected payment, you will incur a negative adjustment equal to the amount of such deficit. A negative adjustment will:

  •
  first, reduce the amount of original issue discount required to be accrued in the current year;

  •
  second, any negative adjustment that exceeds the amount of original issue discount accrued in the current year will be treated as ordinary loss to the extent of your total prior original issue discount inclusions with respect to the securities; and

  •
  third, any excess negative adjustment will reduce the amount realized on a sale, exchange, or redemption of the securities.

A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

Upon the sale, exchange, or redemption of a security, you will recognize gain or loss equal to the difference between your amount realized and your adjusted tax basis in the security. Any gain on a security generally will be treated as ordinary income. Loss from the disposition of a security will be treated as ordinary loss to the extent of your prior net original issue discount inclusions with respect to the securities. Any loss in excess of that amount will be treated as capital loss, which generally will be long-term if the securities were held for more than one year. The deductibility of net capital losses by individuals and corporations are subject to limitations.

Special rules apply in determining the tax basis of a security. Your basis in a security is generally your original purchase price for the security increased by original issue discount (before taking into account any adjustments) you previously accrued on the securities and reduced by the projected amount of any payments previously scheduled to be made (without regard to the actual amount paid).

Non-U.S. Holders Generally

In the case of a holder of the securities that is not a U.S. Holder and has no connection with the United States other than holding its securities (a "Non-U.S. Holder"), payments made with respect to the securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless (i) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (ii) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the securities at death.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.

Supplemental Plan of Distribution

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to Credit Suisse Securities (USA) LLC.

The distribution agreement provides that Credit Suisse Securities (USA) LLC is obligated to purchase all of the securities if any are purchased.

Credit Suisse Securities (USA) LLC proposes to offer the securities at the offering price and will receive the underwriting discounts and commissions set forth on the cover page of this pricing supplement. Credit Suisse Securities (USA) LLC may allow the same discount on the principal amount per security on sales of such securities by other brokers or dealers. If all of the securities are not sold at the initial offering price, Credit Suisse Securities (USA) LLC may change the public offering price and other selling terms.

We expect that delivery of the securities will be made against payment for the securities on or about the April 30, 2009, which will be the fourth business day following the Trade Date for the securities (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on the Trade Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

For more information, please refer to "Underwriting" in the accompanying product supplement.

 EXHIBIT A

Credit Suisse, Nassau Branch
U.S. $1,300,000 Principal Protected Securities Due April 30, 2014 (the "Securities")
Linked to the value of the HS Market Neutral Index
Projected Payment Schedule ("Tax Schedule")*

The Comparable Yield and Tax Schedule are provided solely for the purpose of determining a U.S. holder's income from the Securities for U.S. tax purposes and are not a representation of any kind regarding the actual yield of the Securities or actual amounts that will be paid thereon. See the Pricing Supplement dated April 24, 2009 for additional information. Holders of the Securities are urged to consult their tax advisors regarding the tax treatment of the Securities. The two schedules below show the Projected Payments, Yearly Interest Accruals, Daily Interest Accruals and Projected Amount Payable at Retirement for the entire $1,300,000 Principal Amount and for a $1,000 Principal Amount respectively.

Principal Amount: $1,300,000

Date	Payments	Interest Accrual	Adjusted Issue Price	Daily Accrual
30-Jun-09	0.00	9,170.20	1,309,170.20	152.84
31-Dec-09	0.00	27,704.66	1,336,874.86	153.91
30-Jun-10	0.00	28,290.95	1,365,165.81	157.17
31-Dec-10	0.00	28,889.64	1,394,055.44	160.50
30-Jun-11	0.00	29,501.00	1,423,556.45	163.89
31-Dec-11	0.00	30,125.30	1,453,681.75	167.36
30-Jun-12	0.00	30,762.81	1,484,444.56	170.90
31-Dec-12	0.00	31,413.82	1,515,858.38	174.52
30-Jun-13	0.00	32,078.59	1,547,936.97	178.21
31-Dec-13	0.00	32,757.44	1,580,694.41	181.99
30-Apr-14	0.00	22,300.44	1,602,994.85	185.84
Projected Amount Payable at Retirement			1,602,994.85

Principal Amount: $1,000

Date	Payments	Interest Accrual	Adjusted Issue Price	Daily Accrual
30-Jun-09	0.00	7.05	1,007.05	0.1176
31-Dec-09	0.00	21.31	1,028.37	0.1184
30-Jun-10	0.00	21.76	1,050.13	0.1209
31-Dec-10	0.00	22.22	1,072.35	0.1235
30-Jun-11	0.00	22.69	1,095.04	0.1261
31-Dec-11	0.00	23.17	1,118.22	0.1287
30-Jun-12	0.00	23.66	1,141.88	0.1315
31-Dec-12	0.00	24.16	1,166.04	0.1342
30-Jun-13	0.00	24.68	1,190.72	0.1371
31-Dec-13	0.00	25.20	1,215.92	0.1400
30-Apr-14	0.00	17.15	1,233.07	0.1430
Projected Amount Payable at Retirement			1,233.07

*
The Tax Schedule is a hypothetical schedule derived using certain baseline assumptions and applying a Comparable Yield of 4.2324% per annum. Assumptions regarding future events are inherently uncertain. Actual payments may vary materially from the hypothetical payment schedule due to a number of factors. Additional information regarding assumptions is available upon request. See the Pricing Supplement for additional information.

Credit Suisse

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Retrospective Calculation of Performance of the HS Market Neutral Index from January 1, 2004 – September 27, 2007
Historical Performance of the HS Market Neutral Index from September 27, 2007 – April 24, 2009
  EXHIBIT A
Credit Suisse, Nassau Branch U.S. $1,300,000 Principal Protected Securities Due April 30, 2014 (the "Securities") Linked to the value of the HS Market Neutral Index Projected Payment Schedule ("Tax Schedule")
Credit Suisse